FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2006

VIDEOTRON LTD./VIDÉOTRON LTÉE
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending
June 30, 2006
VIDEOTRON LTD.
Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended June 30, 2006 of Videotron Ltd.

QUARTERLY REPORT
2006 FISCAL YEAR

          VIDEOTRON LTD.

          INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six-Month Period

January 1, 2006 – June 30, 2006

August 1, 2006

VIDEOTRON LTD.
Interim Consolidated Financial Statements
(Unaudited)

Three-month and six-month periods ended June 30, 2005 and 2006

FINANCIAL STATISTICS

	For the three-month period ended		For the six-month period ended

(in thousands of Canadian dollars)	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006

Revenues	$260,197	$314,270	$511,493	$615,832
Operating income(1)	102,049	121,960	201,276	239,712
Depreciation and amortization	40,219	43,875	79,876	90,383
Net income	29,545	53,796	60,775	88,381
Cash flows from operating activities	106,713	146,224	148,777	163,882
Acquisition of fixed assets	44,805	82,608	81,269	141,941

CUSTOMER STATISTICS

	For the three-month period ended June 30,		As of June 30,
	2005	2006	2005	2006

Homes passed (2)			2,401,620	2,438,579

Cable

Basic Cable Customers (3)			1,443,126	1,521,198
% Penetration (4)			60.1%	62.4%
Basic Cable, net additions	(11,883)	1,228	(9,428)	15,085

Digital Cable Customers			381,049	545,358
% Penetration (5)			26.4%	35.9%
Digital Cable, net additions	25,769	33,087	47,385	70,729

Internet Access

Cable Modem			547,990	710,595
% Penetration (4)			22.8%	29.1%
Cable Modem, net additions	17,991	28,772	45,360	72,624

Dial up			20,075	15,647
Dial up, net losses	(1,896)	(1,068)	(3,898)	(2,387)

Telephony

Cable Telephony Customers			41,840	283,164
% Penetration (4)			1.7%	11.6%
Cable Telephony Customers, net additions	26,974	56,210	39,705	120,215

(1)	We define operating income as net income before depreciation and amortization, financial expenses, dividend income from parent company, income taxes and non-controlling interest in a subsidiary.

See “— General” for more information on operating income.

(2)

Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Basic customers are customers who received basic cable service, including analogue and digital customers.

(4)	Represents customers as a percentage of homes passed.

(5)	Represents digital customers as a percentage of basic customers.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

          This report contains forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. See “Item 3 - Key Information - Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005 for more information on factors that may affect actual results. Each of these forward-looking statements speaks only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (SEC), as described under “Item 10 - Additional Information - Documents on Display.” The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2005 (filed on EDGAR at www.sec.gov) and our annual and interim consolidated financial statements and the notes thereto.

General

          This Management’s Discussion and Analysis contains an analysis of our consolidated financial position as of June 30, 2006 and the results of our operations and cash flows for the periods ended June 30, 2005 and 2006. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. Note 8 to our interim consolidated financial statements for the periods ended June 30, 2005 and 2006 contains discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which these differences affect our interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified.

          We define operating income, as reconciled to net income under Canadian GAAP, as net income before depreciation and amortization, financial expenses, dividend income from our parent company, income taxes, and non-controlling interest in a subsidiary. Operating income, as defined above, is not a measure of results that is consistent with Canadian or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Operating income is also commonly used in the sectors in which we operate, as well as by the investment community to analyze and compare companies. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

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          Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our cable, Internet and telephony revenues. ARPU is not a measurement under Canadian or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU of each product line; cable television, Internet access and telephony, by dividing the related revenues by the average basic number of related customers during the applicable period, and then dividing that result by the number of months in the applicable period.

Recent Developments

          On January 1, 2006, we merged with Vidéotron Telecom ltd., or Vidéotron Telecom, a wholly owned indirect subsidiary of Quebecor Media. Combining Vidéotron Telecom’s telecommunication network and expertise with our commercial customer base enables us to offer additional bundled services, with the objective that this will result in new business opportunities. This reorganization is a continuation of the existing collaboration between us and Vidéotron Telecom on, among other things, our Voice over IP (VoIP) telephony and fibre network development, and reflects a corporate strategy to improve operating efficiency. This transaction has been accounted for using the continuity of interest method and, accordingly, the previous periods have been restated to include the results of operations and the financial position of the companies as if they always have been merged. Also on January 1, 2006, our subsidiary Vidéotron (Régional) ltée was merged with CF Cable Inc., which had no impact on our interim consolidated statements.

          On September 20, 2005, we announced that we had signed a strategic relationship agreement with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network which will enable us to offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Vidéotron branded mobile wireless services. We will operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network. We currently intend to launch our mobile wireless offering over the second half of 2006, with services to include international roaming and popular options. We will be responsible for acquiring and billing customers, as well as for providing customer support under our own brand.

Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2005

Revenues

          Consolidated operating revenues for the second quarter ended June 30, 2006 reached $314.3 million compared to $260.2 million for the same period in 2005, representing an increase of $54.1 million (20.8%).

          Cable television revenues for the second quarter ended June 30, 2006 increased by $14.6 million (9.5%) as compared to the same period in 2005, to reach $167.6 million. This growth was primarily due to an increase of 69,300 average basic cable customers over the average number in the second quarter ended June 30, 2005, higher sales for our video-on-demand and pay-TV products, as well as to more lucrative sales packages and the price increases implemented at the beginning of March 2005 and March 2006. This increase is partially offset by lower equipment rental revenues and the impact of more customers who benefit from bundling products by adding either internet service and/or cable telephony service. Usually, the second quarter is negatively impacted by Quebec’s tradition where most apartment leases end June 30, resulting in a higher disconnecting rate. However, in the second quarter of 2006, and for the first time in the last years, we registered a positive variation in the number of basic customers, with a net gain of 1,228 (+0.9%), bringing the number of our basic cable customers to 1,521,198, versus a decline of 11,883 customers and a total of 1,443,126 basic cable customers for the second quarter ended June 30, 2005. During the second quarter ended June 30, we also increased the number of our digital customers by 33,087 (6.4%), compared to an increase of 25,769 (7.3%) for the same period in 2005. For the second quarter ended June 30, 2006, ARPU for our cable television services increased from $35.13 to $36.72, this growth basically caused by price increases and the migration from analog to digital.

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          Internet revenues for the second quarter ended June 30, 2006 increased by $17.0 million (25.8%) to reach a total of $83 million, mainly due to an increase of 156,700 average cable-modem Internet customers over the average number in the same period ended June 30, 2005, along with increased revenues from over-consumption (charges related to the use of services beyond the usage limit stipulated in the contracts with our customers) and price increases. In the second quarter, the number of cable-modem Internet customers increased by 28,772 (4.2%) to 710,595 as of June 30, 2006, compared to an increase of 17,991 (3.4%) to 547,990 customers for the same period in 2005. This growth is also our best performance in a second quarter since the launch of the service. For the second quarter ended June 30, 2006, ARPU for our Internet services slightly decreased from $39.25 to $38.84. This decline was due primarily to a higher proportion of customers opting for lower-priced packages, partially offset by price increases.

          Total revenues of $24 million have been realized on cable telephony services during the second quarter ended June 30, 2006, an increase of $21.5 million mainly due to an average of 253,621 customers in the second quarter in 2006, versus an average of 27,100 customers for the same period in 2005. This product was commercially launched on January 2005 on the South Shore of Montréal and was gradually extended to other areas. As of June 30, 2006, the service was available to 68.7% of our homes passed by cable and we continue our efforts in order to substantially complete the roll out by June 2007. The number of cable telephony customers increased by 56,210 (24.8%) to 283,164 in the second quarter ended June 30, 2006, compared to an increase of 26,974 to 41,840 customers for the same period in 2005. For the second quarter ended June 30, 2006, ARPU for our cable telephony services was $31.53.

          Business solution revenues for the second quarter ended June 30, 2006 were $18.7 million compared to $19.1 million for the same period in 2005, representing a decrease of $0.4 million (-2.1%), mainly due to the restructuring of a contract with an affiliated company and price erosion in many products.

          Revenues from video stores for the second quarter ended June 30, 2006 increased by $0.2 million (+1.6%), mainly due to the acquisition of new stores in 2005 and 2006. This increase was offset by lower video rentals, retail sales and royalties. Other revenues, which represent mainly sales of equipment to customers, increased by $1.2 million to $8.0 million for the second quarter ended June 30, 2006, compared to $6.8 million for the same period in 2005. This increase was mainly due to a higher sales volume of digital set-top boxes, offset by lower selling prices.

Direct Costs and Operating, General and Administrative Expenses

          Direct costs increased by $11 million (16.4%) to reach $78.3 million for the second quarter ended June 30, 2006. Direct costs for cable television services, which primarily consist of programming costs, increased by $8.2 million for the second quarter ended June 30, 2006. We maintain programming fees for Canadian content at the same level per subscriber. However, we support a larger number of customers and face higher acquisition costs for the content available on our video-on-demand service and a higher penetration of digital service. The latest offers additional content to the customers leading to additional programming fees. Internet access direct costs for the second quarter ended June 30, 2006 increased by $0.7 million, due to a greater number of Internet access customers and an increase in bandwidth usage. This increase was partially offset by a lower procurement cost of the bandwidth. Direct costs for telephony services, consisting of long distance, 911 fees, portability fees and others, increased by $1.9 million, primarily due to the growth in the number of customers. Other costs increased by $0.2 million, mainly due to the greater number of set-top boxes sold, offset by lower acquisition costs for such equipment and a favorable exchange rate on the U.S. dollar.

          Operating, general and administrative expenses increased by $23.1 million (25.5%) to reach $114.0 million for the second quarter ended June 30, 2006. This increase was mainly due to additional resources required to support the growth of our telephony, Internet access and cable television customer base. Regulatory contributions and management fees also increased compared to the same period in 2005.

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Operating Income

          Operating income for the second quarter ended June 30, 2006 was $122.0 million, compared to $102.0 million for the same period in 2005, representing an increase of $20.0 million (19.6%). Operating income margin decreased to 38.8% for the second quarter ended June 30, 2006 from 39.2% for the same period in 2005. This reduction was mainly due to higher bundling discounts and a higher proportion of customers opting for the digital service versus analog. Subsidies on equipment sold to customers amounted to $7.2 million (2.4% of related sales) for the second quarter ended June 30, 2006, compared to $7.4 million (3.0% of related sales) for the same period in 2005. A reconciliation of operating income to net income is provided in “Item 3 - Key Information - Selected Financial Data” in our annual report on Form 20-F for the year ended December 31, 2005.

Depreciation and Amortization

          Depreciation and amortization expenses for the second quarter ended June 30, 2006 were $43.9 million compared to $40.2 million for the same period in 2005, representing an increase of $3.7 million (9.1%), due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services.

Financial Expenses and Dividend Income

          Financial expenses for the second quarter ended June 30, 2006 were $20.5 million, compared to $17.9 million for the same period in 2005, representing an increase of $2.5 million (14.1%). This increase is attributable to an increase in interest expenses on our long-term debt due to our new 6 3/8% Senior Notes due December 15, 2015, issued on September 16, 2005 and the utilization of our revolving credit facilities. See “Liquidity and Capital Resources - Sources of Liquidity and Capital Resources - Capital Market Debt Financing”.

Income Taxes

          Income tax expenses for the second quarter ended June 30, 2006 were $3.8 million, compared to $14.3 million for the same period in 2005, representing an effective tax rate of 6.6% compared to 32.7% in 2005. In 2006, change in the Federal enacted tax rates decreased the future income tax expenses, which had a favorable impact of $14.9 million on the quarter.

Net Income

          Net income was $53.8 million for the second quarter ended June 30, 2006, as compared to $29.6 million for the same period in 2005, an increase of $24.2 million (82.4%).

Six-Month Period Ended June 30, 2006 Compared to Six-Month Period Ended June 30, 2005

Revenues

          Consolidated operating revenues for the six-month period ended June 30, 2006 reached $615.8 million compared to $511.5 million for the same period in 2005, representing an increase of $104.3 million (20.4%).

          Cable television revenues for the six-month period ended June 30, 2006 increased by $29.3 million (9.7%) to reach $331.8 million. This growth was primarily due to an increase of 64,500 average basic cable customers over the previous period, higher sales for our video-on-demand and pay-TV products, as well as price increases. This growth was partially offset by lower equipment rental revenues and higher product bundling. We realized a net increase of 15,085 basic cable customers for the six-month period ended June 30, 2006, compared to a decrease of 9,428 customers during the same period in 2005. We increased the number of digital customers by 70,729, or 15.9%, for the six-month period ended June 30, 2006, compared to 47,385, or 14.2% in 2005. For the analyzed period, ARPU for our cable television services increased from $34.70 to $36.44.

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          Internet revenues reached $161.6 million for the six-month period ended June 30, 2006 increasing by $32.3 million (25.0%), mainly due to an increase of 150,400 average cable-modem Internet customers over the average number in the same period ended June 30, 2005, along with increased revenues from over-consumption and price increases. The number of cable-modem Internet customers increased by 72,624 (11.4%) to attain 710,595 as of June 30, 2006, compared to an increase of 45,360 (9.0%) to 547,990 customers for the same period in 2005. For the six-month period ended June 30, 2006, ARPU for our Internet services slightly decreased from $39.18 to $38.75. This decline was primarily due to a higher proportion of customers opting for lower-priced packages, partially offset by price increases.

          Revenues related to our cable telephony service totaled $42.3 million for the six-month period ended June 30, 2006, an increase of $39.5 million mainly due to an average of 222,500 customers in the six-month period in 2006, versus 16,400 average customers for the same period in 2005, along with a price increase. The number of cable telephony customers increased by 120,215 (73,8%) in the six-month period ended June 30, 2006, compared to an increase of 39,705 customers for the same period in 2005. For the six-month period ended June 30, 2006, ARPU for our cable telephony services was $31.61 while it was at $28.40 in 2005.

          Business solution revenues for the six-month period ended June 30, 2006 were $37.4 million compared to $38.3 million for the same period in 2005, representing a decrease of $0.9 million (-2.3%), mainly due to the restructuring of a contract with an affiliated company.

          Revenues from video stores for the six-month period ended June 30, 2006 decreased by $0.6 million (-2.3%), mainly due to lower video rentals, retail sales and royalties. These reductions were partially offset by the acquisition of new stores in 2005 and 2006.

          Other revenues, which represent mainly sales of equipment to customers, increased by $4.7 million to $17.5 million for the six-month period ended June 30, 2006, compared to $12.8 million for the same period in 2005. This increase was mainly due to a higher sales volume of digital set-top boxes, offset by lower selling prices.

Direct Costs and Operating, General and Administrative Expenses

          Direct costs increased by $23.4 million (17.8%) to reach $154.8 million for the six-month period ended June 30, 2006, versus $131.4 million for the same period in 2005. Direct costs for cable television services increased by $15.6 million for the six-month period ended June 30, 2006, due to a larger number of customers, a higher penetration of digital customers, and the addition of content on our video-on-demand service. Internet access direct costs for the six-month period ended June 30, 2006 increased by $1.3 million, due to a greater number of Internet access customers and an increase in bandwidth usage. This increase was partially offset by the lower procurement cost of the bandwidth. Direct costs for telephony services increased by $3.7 million due to the growth in the number of customers. Other costs increased by $2.8 million, mainly due to the greater number of set-top boxes sold, offset by lower acquisition costs for such equipment and a favorable exchange rate on the U.S. dollar.

          Operating, general and administrative expenses increased by $42.5 million (23.8%) to reach $221.3 million for the six-month period ended June 30, 2006, compared to $178.8 million for the same period in 2005. This increase was mainly due to additional resources required to support the growth of telephony, Internet access and cable television customer base. Regulatory contributions and management fees also increased compared to the same period in 2005.

Operating Income

          Operating income for the six-month period ended June 30, 2006 was $239.7 million, compared to $201.3 million for the same period in 2005, representing an increase of $38.4 million (19.0%). Operating income margin decreased to 38.9% for the six-month period ended June 30, 2006 from 39.4% for the same period in 2005. This reduction was mainly due to higher proportion of digital customers over analogs and higher bundling discounts. Subsidies on equipment sold to customers amounted to $13.8 million (2.4% of related sales) for the six-month period ended June 30, 2006, compared to $13.0 million (2.7% of related sales) for the same

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period in 2005. A reconciliation of operating income to net income is provided in “Item 3 - Key Information - Selected Financial Data” in our annual report on Form 20-F for the year ended December 31, 2005.

Depreciation and Amortization

          Depreciation and amortization expenses for the six-month period ended June 30, 2006 were $90.4 million compared to $79.9 million for the same period in 2005, representing an increase of $10.5 million (13.2%), due to additional acquisitions of fixed assets, mostly related to telephony and Internet access services.

Financial Expenses and Dividend Income

          Financial expenses for the six-month period ended June 30, 2006 were $40.3 million, as compared to $33.1 million for the same period in 2005, representing an increase of $7.2 million (21.6%). This increase was attributable to an increase in interest expenses on our long-term debt due to our new 6 3/8% Senior Notes due December 15, 2015, issued on September 16, 2005 and the utilization of our revolving credit facilities. See “Liquidity and Capital Resources - Sources of Liquidity and Capital Resources - Capital Market Debt Financing.”

Income Taxes

          Income tax expenses for the six-month period ended June 30, 2006 were $20.6 million, compared to $27.5 million for the same period in 2005, representing an effective tax rate of 18.9% compared to 31.1% in 2005. The decrease is primarily due to the change in the Federal future enacted tax rates.

Net Income

Net income was $88.4 million for the six-month period ended June 30, 2006, as compared to $60.8 million for the same period in 2005, an increase of $27.6 million (45.4%).

Liquidity and Capital Resources

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;

•	the service and repayment of our debt; and

•	distributions to our shareholder.

          Capital Expenditures. During the six-month period ended June 30, 2006, we invested $141.9 million in fixed assets, compared to $81.3 million for the same period in 2005, an increase of $60.6 million. This growth was due to $42.0 million in capital investment in our telephony services, compared to $14.7 million for the same period in 2005, HFC network modernizations and investments in our Internet network. We continue to focus on success-driven capital spending and on maintaining our network in a very good condition.

          The strategy pursued of maintaining a leadership position by offering a variety of related products and services, as well as launching new and advanced products and services, requires investments in our network to support growth in our customer base and in bandwidth requirements. Accordingly, we have implemented a modernization program to upgrade our networks in Québec City and in the central region of Québec from a bandwidth of 480 MHz to 750 MHz or greater. We expect to complete the Québec City modernization at the end of 2006 and the central region in the summer of 2007, which will bring approximately 94% of our network in Québec to an upgraded bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever-increasing speed of Internet access and increasing demand for our new VoIP telephony service, we are currently considering a number of alternatives as to how best address these increasing network

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capacity requirements resulting from higher demand for such advanced products and services. Implementing one or a combination of these alternatives would require substantial investments in our network in the coming years.

          Service and Repayment of Our Debt. On January 17, 2006, we reimbursed the principal amount of the subordinated loan ($150 million) and all interest owed at that date to Quebecor Media for a total consideration of $168.0 million.

          During the six-month period ended June 30, 2006, we made cash interest payments of $59.2 million, compared to $35.8 million for the same period in 2005. The increase is mainly due to interest paid consequently to the reimbursement of the above noted subordinated loan.

          Distributions to our Shareholder. During the six-month period ended June 30, 2006, we paid $118.7 million to our sole shareholder, Quebecor Media in respect of a reduction of paid-up capital, compared to a payment of dividends of $10.0 million for the same period in 2005. See Note 6 to our interim consolidated financial statements for the six-month periods ended June 30, 2005 and 2006. We expect to make distributions to our shareholder in the future, subject to the terms of our indebtedness and applicable laws.

          Contractual Obligations and Other Commercial Commitments. Our material obligations under firm contractual arrangements, including commitments for future payments under our credit facilities, our various Notes and operating lease arrangements, as of December 31, 2005, are disclosed in notes 13, 16 and 17 of our annual consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and in notes 15 and 18 to Vidéotron Télécom ltée annual financial statements for the years ended December 31, 2004 and 2005. Except for the borrowing on our revolving credit facilities, there have been no significant changes to our material contractual obligations and other commercial commitments since December 31, 2005. See also note 9 to our interim consolidated financial statements for the three months ended June 30, 2005 and 2006.

Sources of Liquidity and Capital Resources

Our primary sources of liquidity and capital resources are:

•	funds from operations;

•	financing from related parties;

•	capital markets debt financing; and

•	our credit facilities.

          Funds from Operations. Cash flow from operations before changes in non-cash operating items amounted to $207.7 million for the six-month period ended June 30, 2006, compared to $170.1 million for the same period in 2005. This $37.6 million increase is mainly due to higher operating income. Cash used by the changes in non-cash operating items was $43.8 million for the six-month period ended June 30, 2006, compared to $21.3 million for the same period in 2005, representing an increase of $22.5 million. The variation in non-cash operating items was primarily due to payments of interests to Quebecor Media. Cash provided by operating activities during the six-month period ended June 30, 2006 was $163.9 million, compared to $148.8 million for the same period in 2005, representing an increase of $15.1 million (10.1%).

          Financing from Related Parties. During the year ended December 31, 2004, we acquired income tax assets from Quebecor Media of $62.0 million, of which $55.5 million was recorded as future income tax assets and $6.5 million as income taxes receivable. The consideration, paid in 2005 to Quebecor Media, amounted to $35.2 million and the difference of $26.8 million was credited to contributed surplus.

          Credit Facilities. On January 17, 2006, we drew $237.0 million on our revolving credit facility to reimburse the capital and interest of the subordinated loan to the parent company and paid $83.7 million as a reduction of paid-up capital. As of June 30, 2006, we had an outstanding balance of $179 million while $271 million was not issued on this revolving credit facility.

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          We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with other available sources of liquidity described above, will be sufficient to fund our anticipated capital expenditures and to make the required payments of principal and interest on our debt, including payments due on our 6 7/8% Senior Notes, due January 15, 2014, and our 6 3/8% Senior Notes due December 15, 2015, as well as under our credit facilities. We also expect, to the extent permitted by the terms of our indebtedness and applicable laws, to make distributions to our shareholder in the future.

Critical Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that all of our critical accounting estimates are as described in our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, included in our annual report on Form 20-F filed for the year ended December 31, 2005, and that there has been no change in such critical accounting estimates since December 31, 2005.

Risks and Uncertainties

          In the normal course of business, we are exposed to fluctuations in interest and exchange rates. We manage this exposure through staggered maturities and a balance of fixed and variable rate obligations. As of June 30, 2006, we were using derivative financial instruments to reduce our exchange and interest rate exposure. There have been no significant changes in our exposure to fluctuations in interest and exchange rates since December 31, 2005.

          While these agreements expose us to the risk of non-performance by a third party, we believe that it is unlikely to incur such a loss due to the creditworthiness of our counterparties. A description of the financial derivatives used by us as of December 31, 2005 is provided in note 1(j) of our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, and in “Item 11 - Quantitative and Qualitative Disclosure about Market Risk” in our annual report on Form 20-F for the year ended December 31, 2005.

          Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of June 30, 2006, we had no significant concentration of credit risk.

Regulation

          We are subject to extensive government regulations, mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunications Commission (CRTC). Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, VoIP services, as well as the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures, could have a material effect on our business, financial condition or results of operations. The significant government regulations, which affect our operations, are summarized in our annual report on Form 20-F for the year ended December 31, 2005.

          On April 6, 2006, the CRTC issued a long-awaited decision setting out the framework for the forbearance from regulation of local exchange services offered by the incumbent telephone companies. Most notably, the CRTC has determined that (i) residential local exchange services and business local exchange services are in different relevant markets; (ii) the relevant geographic market for local forbearance analysis is the census metropolitan area (for urban markets) and the sub-provincial economic region (for rural markets); and (iii) the incumbent carrier must suffer a 25% market share loss in the relevant market, in addition to satisfying a range of criteria related to the availability and quality of provision of services to competitors, before forbearance can

10

be sought in any given market. The CRTC also reduced the residential “no contact” period under the local incumbent winback restrictions from 12 months to 3 months, and indicated it is predisposed to favourably consider applications for complete removal of these restrictions in a given market once the incumbent has suffered a 20% market share loss. We were satisfied with the CRTC’s decision.

New Accounting Policies

          During the six-months period ended June 30, 2006, there have been no changes to our critical accounting policies from those described in our annual consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, included in our annual report on Form 20-F filed for the year ended December 31, 2005.

11

VIDEOTRON LTD.
Interim Consolidated Statements of Operations
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

	Three-month period ended		Six-month period ended
	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006

	(Restated - see note 2)		(Restated - see note 2)

Operating revenues:
Cable television	$152,999	$167,579	$302,502	$331,785
Internet	66,038	83,041	129,311	161,623
Business solution	19,149	18,742	38,324	37,438
Telephony	2,492	23,992	2,802	42,312
Video stores	12,684	12,889	25,800	25,212
Other	6,835	8,027	12,754	17,462

	260,197	314,270	511,493	615,832

Direct costs	67,276	78,306	131,402	154,819

Operating, general and administrative expenses	90,872	114,004	178,818	221,301

Depreciation and amortization	40,219	43,875	79,876	90,383

Financial expenses (note 3)	17,927	20,462	33,093	40,256

Income before income taxes and non-controlling interest in a subsidiary	43,903	57,623	88,304	109,073

Income taxes (note 4):
Current	934	(334)	2,290	197
Future	13,405	4,135	25,204	20,437

	14,339	3,801	27,494	20,634

	29,564	53,822	60,810	88,439

Non-controlling interest in a subsidiary	19	26	35	58

Net income	$29,545	$53,796	$60,775	$88,381

See accompanying notes to unaudited interim consolidated financial statements.

12

VIDEOTRON LTD.
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

	Common shares	Contributed surplus	Deficit	Total shareholder’s equity

Balance as at December 31, 2004 (restated - note 2)	$333,593	$576,934	$(628,465)	$282,062

Transfer of tax deductions from a company controlled by the ultimate parent company	—	16	—	16

Net income	—	—	60,775	60,775

Dividend	—	—	(10,000)	(10,000)

Balance as at June 30, 2005 (restated - note 2)	333,593	576,950	(577,690)	332,853

Transfer of tax deductions from a company controlled by the ultimate parent company	—	7	—	7

Net income	—	—	52,933	52,933

Dividend	—	—	(200,000)	(200,000)

Balance as at December 31, 2005 (restated - note 2)	333,593	576,957	(724,757)	185,793

Reduction of paid-up capital (note 6)	(118,749)	—	—	(118,749)

Net income	—	—	88,381	88,381

Balance as at June 30, 2006	$214,844	$576,957	$(636,376)	$155,425

See accompanying notes to unaudited interim consolidated financial statements.

13

VIDEOTRON LTD.
Interim Consolidated Balance Sheets
(Unaudited)

As at December 31, 2005 and June 30, 2006
(in thousands of Canadian dollars)

	December 31, 2005	June 30, 2006

	(Audited) (Restated - note 2)
Assets
Current assets:
Cash and cash equivalents	$32,850	$3,115
Marketable securities	40,496	—
Accounts receivable	117,092	122,499
Amounts receivable from affiliated companies	8,352	10,563
Income taxes receivable	845	1,428
Inventories	29,365	27,950
Prepaid expenses	7,110	13,792
Future income taxes	76,607	62,918

	312,717	242,265

Fixed assets	1,151,818	1,201,787
Goodwill	438,682	438,682
Other assets	43,849	44,669
Future income taxes	36,713	3,945

	$1,983,779	$1,931,348

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$6,152	$6,077
Accounts payable and accrued liabilities	227,808	209,051
Amounts payable to affiliated companies	43,132	24,687
Deferred revenue	116,696	129,022
Income taxes payable	882	324

	394,670	369,161

Deferred revenue	22,033	22,159
Pension plan and accrued liability	7,090	8,139
Forward exchange contract and interest rate swaps	73,835	112,904
Future tax liabilities	175,748	149,728
Retractable preferred shares (note 6)	2,229	2,229
Long-term debt (note 5)	1,121,697	1,110,861
Non-controlling interest in subsidiaries	684	742

	1,797,986	1,775,923
Shareholder’s equity:
Common shares (note 6)	333,593	214,844
Contributed surplus	576,957	576,957
Deficit	(724,757)	(636,376)

	185,793	155,425

	$1,983,779	$1,931,348

Contingencies (note 9)

Subsequent event (note 10)

See accompanying notes to unaudited interim consolidated financial statements.

On behalf of the Board:

14

VIDEOTRON LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

	Three-month period ended		Six-month period ended
	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006

	(Restated - see note 2)		(Restated - see note 2)
Cash flows from operating activities:
Net income	$29,545	$53,796	$60,775	$88,381
Adjustments for the following items:
Depreciation and amortization	42,911	48,642	84,978	98,977
Future income taxes	13,405	4,135	25,204	20,437
Non-controlling interest in a subsidiary	19	26	35	58
Amortization of debt premium and discount	(702)	(384)	(1,403)	(767)
Change in fair value of interest rate swaps	1,728	(23)	273	(44)
(Gain) loss on disposal of fixed assets	(133)	219	(157)	318
Loss on foreign currency denominated debt	396	—	710	—
Other items	(354)	49	(354)	345

Cash flows from operations	86,815	106,460	170,061	207,705

Changes in non-cash operating items:
Accounts receivable	(10,026)	(8,562)	4,863	(5,290)
Current income taxes	371	(866)	3,813	(1,141)
Amounts receivable from and payable to affiliated companies	1,903	1,461	18,589	(20,708)
Inventories	1,668	(3,569)	5,088	1,415
Prepaid expenses	1,827	(1,790)	(4,055)	(6,587)
Accounts payable and accrued liabilities	24,595	52,245	(38,562)	(16,301)
Pension plan accrued liability	133	826	265	1,049
Deferred revenue	3,122	5,504	(4,952)	12,453
Other assets	(3,695)	(5,485)	(6,333)	(8,713)

	19,898	39,764	(21,284)	(43,823)

Cash flows from operating activities	106,713	146,224	148,777	163,882

Cash flows from investing activities:
Acquisition of fixed assets	(44,805)	(82,608)	(81,269)	(141,941)
Net change in other assets	(116)	(1,003)	(346)	(1,421)
Proceeds from disposal of fixed assets and other assets	263	214	479	345
Proceeds from disposal of marketable securities	20,398	40,500	21,250	40,496
Payment of tax deductions to a parent company	—	—	(35,200)	—
Net disposal (acquisition) of video store assets	64	(227)	64	(322)

Cash flows used in investing activities	(24,196)	(43,124)	(95,022)	(102,843)

Cash flows from financing activities:
Net change in long-term debt (note 5)	—	(66,000)	—	179,000
Financing costs on long-term debt	—	—	(1,209)	—
Repayment of subordinated loan to a parent company	—	—	—	(150,000)
Payment of interest rate swaps	(1,297)	—	(2,314)	(950)
Reduction in paid-up capital		(25,000)	—	(118,749)
Dividend to a parent company	—	—	(10,000)	—
Other	(126)	—	(126)	—

Cash flows used in financing activities	(1,423)	(91,000)	(13,649)	(90,699)

Net change in cash and cash equivalents	81,094	12,100	40,106	(29,660)
Cash and cash equivalents, beginning of period	(9,408)	(15,062)	31,580	26,698

Cash and cash equivalents, end of period	$71,686	$(2,962)	$71,686	$(2,962)

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$87,993	$3,115	$87,993	$3,115
Issued and outstanding cheques	(16,307)	(6,077)	(16,307)	(6,077)

	$71,686	$(2,962)	$71,686	$(2,962)

See accompanying notes to unaudited interim consolidated financial statements.

15

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

1.	Basis of presentation and accounting changes:

The Company is a cable services provider in the Province of Québec for pay-television services, Internet access and telephony services. It also provides business telecommunication services and operates the largest chain of video stores in Québec and a chain of video stores in Ontario and in the Atlantic provinces.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and, therefore, should be read in conjunction with the December 31, 2005 audited consolidated financial statements and the notes below. These interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, considered necessary for fair presentation.

2.	Business reorganization:

On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with the Company. This transaction has been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. have been included in these consolidated financial statements as if the two companies had always been combined. Comparative figures have been restated from statements previously presented.

16

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

3.	Financial expenses:

	Three-month period ended		Six-month period ended
	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006

	(Restated - see note 2)		(Restated - see note 2)

Third parties:
Interest on long-term debt	$14,770	$20,679	$29,977	$40,475
Amortization of deferred financing costs	473	489	956	979
Amortization of debt premium and discount	(702)	(384)	(1,403)	(767)
Change in fair value of interest rate swaps	1,728	(23)	273	(44)
Loss on foreign currency denominated debt	396	—	710	—
Gain on foreign currency denominated short-term monetary items	(16)	(249)	(4)	(369)
Other interest and penalty charges	38	17	129	34

	16,687	20,529	30,638	40,308

Interest income	(442)	(103)	(848)	(477)

	16,245	20,426	29,790	39,831

Parent company:
Interest expense	1,682	36	3,303	425

	$17,927	$20,462	$33,093	$40,256

The interest paid to third parties in the three-month periods ended June 30, 2005 and 2006 amounted to $1.4 million and $11.6 million, respectively, and in the six-month periods ended June 30, 2005 and 2006 amounted to $35.8 million and $41.2 million, respectively.

The interest paid to parent company amounted to nil in 2005 and $18.0 million in the six-month period ended June 30, 2006 (note 5 (b)).

17

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

4.	Income taxes:

The following schedule reconciles income taxes computed on income before income taxes and non-controlling interest in a subsidiary, based on the consolidated basic income tax rate and the effective income tax rate:

	Three-month period ended		Six-month period ended
	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006

	(Restated - see note 2)		(Restated - see note 2)

Income taxes based on the combined federal and provincial basic income tax rate of 32.02% (2005 - 31.02%)	$13,619	$18,451	$27,392	$34,925
Change due to the following items:
Federal large corporation taxes	681	(449)	1,415	—
Non-deductible charges and/or loss deductible at a lower rate for which the tax benefit was not recorded	(135)	8	(164)	16
Reduction of future enacted tax rate	—	(14,914)	—	(14,914)
Other	174	705	(1,149)	607

	$14,339	$3,801	$27,494	$20,634

Income taxes paid in the three-month periods ended June 30, 2005 and 2006 amounted to $0.6 million (restated) and $0.7 million, respectively, and in the six-month periods ended June 30, 2005 and 2006 amounted to $2.8 million (restated) and $1.4 million, respectively.

5.	Long-term debt:

	December 31,	June 30,
	2005	2006

Bank facilities (a):
Revolving credit	$—	$179,000
Senior Notes	971,697	931,861
Subordinated loan - Quebecor Media Inc. (b)	150,000	—

Long-term portion of the long-term debt	$1,121,697	$1,110,861

18

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

5.	Long-term debt (continued):

	(a)	Bank facility:

The bank credit facility, bearing interest at Bankers’ Acceptances and Canadian prime rates plus, in each case, a margin depending upon Videotron Ltd.’s leverage ratio, is secured by a first-ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron Ltd. and its subsidiaries.

The credit facilities contain usual covenants, such as maintaining certain financial ratios and certain restrictions as to the payment of dividends and acquisitions and disposals of assets. The unused amount under the revolving facility is $271.0 million as at June 30, 2006 and $450.0 million as at December 31, 2005. The revolving facility will be repayable in full in November 2009.

	(b)	Subordinated loan to a subsidiary - Quebecor Media Inc.:

On January 17, 2006, the Company reimbursed the principal amount of the subordinated loan and all interest owed at that date to Quebecor Media Inc. for a total consideration of $168.0 million.

Minimum principal payments on long-term debt in each of the next five years and thereafter are as follows:

2007	$—
2008	—
2009	179,000
2010	—
2011	—
2012 and thereafter	931,861

6.	Share capital:

On January 1, 2006, following the amalgamation, the Company modified its article as follows:

New authorized share capital:

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E and Series F, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable

19

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

6.	Share capital (continued):

New authorized share capital (continued):

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regard to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the Class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable

		December 31, 2005		June 30, 2006

	Common shares	Retractable preferred shares	Common shares	Retractable preferred shares

Issued and paid:
2,515,276 common shares, Series A (2005 - 13,690,089)	$333,593	$—	$214,844	$—
2 preferred shares, Series B (2005 -2 Class C shares)	—	2,229	—	2,229
65,000 preferred shares, Series G (170,000 as of December 31, 2005)	—	—	—	—

	$333,593	$2,229	$214,844	$2,229

On January 1, 2006, the 13,690,089 common shares previously issued have been converted into 2,515,276 common shares of the new authorized share capital.

On January 1, 2006, the 2 Class C shares previously issued were converted into 2 preferred shares Series B of the new authorized share capital.

On January 17, 2006, March 6, 2006, April 17, 2006, May 15, 2006 and May 23, 2006, the Company reduced the paid-up capital of the common shares, Series A, by $83.7 million, $10.0 million, $10.0 million, $5.0 million and $10.0 million, respectively. Those amounts have been paid to the parent company.

On June 30, 2006, Videotron Ltd. redeemed 105,000 preferred shares, Series G, from Groupe de Divertissement SuperClub Inc. for a total cash consideration of $105.0 million.

20

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

6.	Share capital (continued):

The preferred shares Series G are owned by Groupe de Divertissement SuperClub Inc., a wholly-owned subsidiary of the Company, and are eliminated upon consolidation.

7.	Employee future benefits:

The following table presents the Company’s net benefit costs:

	Three-month period ended		Six-month period ended
	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006

	(Restated - see note 2)		(Restated - see note 2)

Net benefit	$1,716	$2,694	$3,488	$5,264

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those in the United States (“US”), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company's consolidated financial statements, including disclosures that are required under US GAAP.

21

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States: (continued):

Consolidated Statements of Operations for the:

	Three-month period ended		Six-month period ended
	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006

	(Restated - see note 2)		(Restated - see note 2)

Net income for the period based on Canadian GAAP	$29,545	$53,796	$60,775	$88,381

Adjustments:
Push-down basis of accounting (i)	(2,131)	(2,116)	(4,261)	(4,233)
Development and pre-operating costs (iii)	201	(714)	299	(803)
Accounting for derivative instruments and hedging activities (iv)	5,331	(2,084)	5,279	(5,005)
Income taxes (v)	(62)	1,002	(93)	4,199

Net income for the period based on US GAAP	32,884	49,884	61,999	82,539

Other comprehensive income (loss) (vi):
Accounting for derivative instruments and hedging activities (iv)	(2,186)	1,586	(10,152)	1,599
Income taxes (v)	—	(160)	—	(466)

Comprehensive income based on US GAAP	$30,698	$51,310	$51,847	$83,672

22

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statements of Operations for the (continued):

	Three-month period ended		Six-month period ended
	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006

	(Restated - see note 2)		(Restated - see note 2)

Accumulated other comprehensive loss at beginning of period	$(23,374)	$(23,151)	$(15,408)	$(22,858)

Change in the period	(2,186)	1,426	(10,152)	1,133

Accumulated other comprehensive loss at end of period	$(25,560)	$(21,725)	$(25,560)	$(21,725)

          Consolidated Shareholder’s Equity

	December 31, 2005	June 30, 2006

	(Restated - see note 2)

Shareholder’s equity based on Canadian GAAP	$185,793	$155,425

Cumulative adjustments:
Push-down basis of accounting (i)	4,499,157	4,494,924
Goodwill impairment (ii)	(2,274,627)	(2,274,627)
Development and pre-operating costs (iii)	(2,692)	(3,495)
Accounting for derivative instruments and hedging activities (iv)	(26,288)	(29,694)
Income taxes (v)	13,630	17,363
Pension and postretirement benefits (vii)	(153)	(153)

Shareholder’s equity based on US GAAP	$2,394,820	$2,359,743

23

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(i)	Push-down basis of accounting (restated - see note 2)

The basis of accounting used in the preparation of these financial statements under US GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect the parent’s cost basis, were:

	(a)	The carrying values of fixed assets were increased by $110.8 million;

(b)

The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

	(c)	Accrued charges increased by $41.5 million;

	(d)	Future income tax liability increased by $24.4 million; and

(e)

The $4,631.1 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,653.4 million was credited as contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, goodwill has been decreased by $84.3 million, contributed surplus has been decreased by $67.4 million and income tax expense for US GAAP purposes has been increased by $16.9 million.

(ii)	Goodwill impairment

The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

24

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(iii)	Development and pre-operating costs

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

(iv)	Accounting for derivative instruments and hedging activities

The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value, with changes in fair value recorded in the statement of operations unless, the instrument is effective and qualifies for hedge accounting. As of the adoption date, the Company did not hold any of these instruments. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP, the change in foreign exchange rate on long-term foreign currency denominated instrument is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations or other comprehensive income based on whether a hedging relationship has been established which qualifies as a hedging relationship under US GAAP.

(v)	Income taxes

This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while, under US GAAP, measurement is based on enacted tax rates.

(vi)	Comprehensive income

Comprehensive income is presented in accordance with FAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder’s equity related to the accrued pension benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

25

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(vii)	Pension and postretirement benefits

The accounting requirements for pension and postretirement benefits under Canadian GAAP and US GAAP are similar in all material respects. However, under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity under the caption “other comprehensive income”.

(viii)	Guaranteed debt

The combined information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014 and 2015 (note 5) are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2005 and June 30, 2006 and for the three-month and six-month periods ended June 30, 2005 and 2006 have been prepared in accordance with US GAAP. The information under the column headed “Consolidated Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Videotron Ltd.” Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiaries included under the column “Subsidiary Guarantors” are CF Cable TV Inc. and Le Superclub Videotron Ltd. and its subsidiary, Groupe de Divertissement Superclub Inc.

The “Subsidiary Non-Guarantor” is Société d’Édition et de Transcodage T.E. Ltée.

26

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

          Consolidated Balance Sheet

          As at December 31, 2005

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(restated - see note 2)

Assets
Current assets:
Cash and cash equivalents	$31,025	$1,109	$716	$—	$32,850
Marketable securities	40,000	—	496	—	40,496
Accounts receivable	108,383	8,018	691	—	117,092
Amounts receivable from affiliated companies	223,491	249,256	49	(464,444)	8,352
Income taxes receivable	431	301	113	—	845
Inventories and prepaid expenses	29,998	6,304	173	—	36,475
Future income taxes	62,778	13,829	—	—	76,607

	496,106	278,817	2,238	(464,444)	312,717

Fixed assets	1,038,403	233,167	3,285	(391)	1,274,464
Goodwill	1,903,756	445,040	—	233,711	2,582,507
Other assets	414,870	178,264	—	(567,500)	25,634
Future income taxes	34,337	2,376	—	—	36,713

Total assets	$3,887,472	$1,137,664	$5,523	$(798,624)	$4,232,035

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$5,481	$631	$40	$—	$6,152
Accounts payable and accrued liabilities	330,391	32,354	542	(142)	363,145
Amounts payable to company under common control	42,742	464,537	155	(464,302)	43,132
Deferred revenue and prepaid services	94,874	21,640	182	—	116,696
Income taxes payable	750	132	—	—	882

	474,238	519,294	919	(464,444)	530,007

Future income taxes	151,702	51,995	261	—	203,958
Long-term deferred revenue	4,821	1,655	26	—	6,502
Retractable preferred shares	2,229	—	—	—	2,229
Long-term debt	1,093,835	25,969	—	(25,969)	1,093,835
Non-controlling interest in a subsidiary	—	—	—	684	684

	1,726,825	598,913	1,206	(489,729)	1,837,215
Shareholder’s Equity:
Share capital	503,591	165,001	25	(335,024)	333,593
Contributed surplus	4,466,821	708,538	462	(3,400)	5,172,421
(Deficit) retained earnings	(2,787,060)	(334,635)	3,830	29,529	(3,088,336)
Other comprehensive loss	(22,705)	(153)	—	—	(22,858)

	2,160,647	538,751	4,317	(308,895)	2,394,820

	$3,887,472	$1,137,664	$5,523	$(798,624)	$4,232,035

27

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

          Consolidated Statement of Operations

          For the three-month period ended June 30, 2005

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(restated - see note 2)

Revenues	$205,568	$12,751	$43,792	$(365)	$261,746

Direct cost	48,670	4,689	13,973	(56)	67,276

Operating and administrative expenses	73,931	4,528	14,356	(309)	92,506

Depreciation and amortization	37,222	426	5,470	—	43,118

Financial expenses	5,545	4,520	2,708	(243)	12,530

Dividend income from related companies	—	(4,562)	—	4,562	—

Income (loss) before the undernoted	40,200	3,150	7,285	(4,319)	46,316

Income taxes	11,482	(550)	2,434	47	13,413

	28,718	3,700	4,851	(4,366)	32,903

Share in the results of a company subject to significant influence	3,772	—	26	(3,798)	—

Non-controlling interest	—	—	—	(19)	(19)

Net income (loss)	$32,490	$3,700	$4,877	$(8,183)	$32,884

28

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended June 30, 2005

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(restated - see note 2)

Cash flows from operating activities:
Net income (loss)	$32,490	$3,700	$4,877	$(8,183)	$32,884
Items not involving cash:
Depreciation and amortization	37,630	1,193	5,471	—	44,294
Future income taxes	10,965	(784)	2,251	47	12,479
(Gain) loss on foreign currency denominated debt	(355)	—	345	52	42
Other	19,458	(322)	380	3,526	23,042

Net change in non-cash operating working capital	4,417	(1,098)	(9,428)	(4)	(6,113)

	104,605	2,689	3,896	(4,562)	106,628

Cash flows from investing activities:
Acquisition of fixed assets	(38,343)	(788)	(5,674)	—	(44,805)
Net change in other assets	(15)	(16)	—	—	(31)
Proceeds from disposal of fixed assets	230	33	—	—	263
Proceeds from disposal of marketable securities	20,000	—	398	—	20,398
Net disposal of video stores	—	64	—	—	64
Dividend from subsidiary	11,000	(11,000)	—	—	—

	(7,128)	(11,707)	(5,276)	—	(24,111)

Cash flows from financing activities:
Dividend to a subsidiary	(4,562)	—	—	4,562	—
Payment of interest rate swaps	(1,297)	—	—	—	(1,297)
Advance (from) to affiliated company	(10,428)	8,115	2,313	—	—
Other	497	—	(623)	—	(126)

	(15,790)	8,115	1,690	4,562	(1,423)

Net increase (decrease) in cash	81,687	(903)	310	—	81,094

Cash and cash equivalents, beginning of period	(9,770)	(1,068)	1,430	—	(9,408)

Cash and cash equivalents, end of period	$71,917	$(1,971)	$1,740	$—	$71,686

29

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the six-month period ended June 30, 2005

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(restated - see note 2)

Revenues	$402,592	$25,925	$86,459	$(744)	$514,232

Direct costs	94,799	9,189	27,519	(105)	131,402

Operating and administrative expenses	145,919	9,654	26,890	(639)	181,824

Depreciation and amortization	73,971	845	10,864	—	85,680

Financial expenses	14,703	8,219	5,247	(488)	27,681

Dividend income from related companies	—	(8,279)	—	8,279	—

Income (loss) before the undernoted	73,200	6,297	15,939	(7,791)	87,645

Income taxes	20,768	(685)	5,434	94	25,611

	52,432	6,982	10,505	(7,885)	62,034

Share in the results of a company subject to significant influence	7,119	—	49	(7,168)	—

Non-controlling interest	—	—	—	(35)	(35)

Net income (loss)	$59,551	$6,982	$10,554	$(15,088)	$61,999

30

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the six-month period ended June 30, 2005

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

	(restated - see note 2)

Cash flows from operating activities:
Net income (loss)	$59,551	$6,982	$10,554	$(15,088)	$61,999
Items not involving cash:
Depreciation and amortization	74,795	2,336	10,864	—	87,995
Future income taxes	18,920	(731)	5,038	94	23,321
(Gain) loss on foreign denominated debt	(355)	—	614	97	356
Other	(15,308)	(285)	762	6,620	(8,211)
Net change in non-cash operating working capital	(2,850)	(3,608)	(10,490)	(2)	(16,950)

	134,753	4,694	17,342	(8,279)	148,510

Cash flows from investing activities:
Acquisition of fixed assets	(69,666)	(1,196)	(10,407)	—	(81,269)
Net change in other assets	(30)	(49)	—	—	(79)
Proceeds from disposal of fixed assets	401	78	—	—	479
Proceeds from disposal of marketable securities	20,000	—	1,250	—	21,250
Net disposal of video store assets	—	64	—	—	64
Payment of tax deductions to a parent company	(25,800)	—	(9,400)	—	(35,200)
Dividend from subsidiary	11,000	(11,000)	—	—	—
Cash transfer pursuant to the liquidation of a subsidiary	(533)	533	—	—	—

	(64,628)	(11,570)	(18,557)	—	(94,755)

Cash flows from financing activities:
Financing costs on long-term debt	(1,209)	—	—	—	(1,209)
Dividend to a subsidiary	(8,279)	—	—	8,279	—
Payment of interest rate swaps	(2,314)	—	—	—	(2,314)
Advance (from) to affiliated company	(8,972)	6,542	2,430	—	—
Dividend to a parent company	(10,000)	—	—	—	(10,000)
Other	497	—	(623)	—	(126)

	(30,277)	6,542	1,807	8,279	(13,649)

Net increase (decrease) in cash	39,848	(334)	592	—	40,106

Cash and cash equivalents, beginning of period	32,069	(1,637)	1,148	—	31,580

Cash and cash equivalents, end of period	$71,917	$(1,971)	$1,740	$—	$71,686

31

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at June 30, 2006

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$1,639	$138	$1,338	$—	$3,115
Accounts receivable	114,431	7,438	630	—	122,499
Amounts receivable from affiliated companies	112,718	825	70	(103,050)	10,563
Income taxes receivable	751	560	117	—	1,428
Inventories and prepaid expenses	34,977	6,426	339	—	41,742
Future income taxes	49,640	13,278	—	—	62,918

	314,156	28,665	2,494	(103,050)	242,265

Fixed assets	1,077,153	237,927	3,455	(375)	1,318,160
Goodwill	1,903,756	445,040	—	233,711	2,582,507
Deferred charges	400,824	178,707	—	(555,248)	24,283
Future income taxes	—	3,945	—	—	3,945

Total assets	$3,695,889	$894,284	$5,949	$(424,962)	$4,171,160

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$5,825	$235	$17	$—	$6,077
Accounts payable and accrued liabilities	377,255	34,180	460	(190)	411,705
Amounts payable to a company under common control	24,254	207,980	309	(207,856)	24,687
Deferred revenue and prepaid services	96,296	32,550	176	—	129,022
Income taxes payable	324	—	—	—	324

	503,954	274,945	962	(208,046)	571,815

Future income taxes	120,251	51,626	288	—	172,165
Long-term deferred revenue	4,025	1,222	13	—	5,260
Retractable preferred shares	2,229	—	—	—	2,229
Long-term debt	1,059,206	25,969	—	(25,969)	1,059,206
Non-controlling interest in a subsidiary	—	—	—	742	742

	1,689,665	353,762	1,263	(233,273)	1,811,417
Shareholder’s equity:
Share capital	279,844	165,001	25	(230,026)	214,844
Contributed surplus	4,466,318	709,069	462	(3,428)	5,172,421
(Deficit) retained earnings	(2,718,366)	(333,395)	4,199	41,765	(3,005,797)
Other comprehensive loss	(21,572)	(153)	—	—	(21,725)

	2,006,224	540,522	4,686	(191,689)	2,359,743

	$3,695,889	$894,284	$5,949	$(424,962)	$4,171,160

32

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended June 30, 2006

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Revenues	$255,341	$58,812	$1,275	$(263)	$315,165

Direct costs	58,052	20,291	—	(37)	78,306

Operating and administrative expenses	92,782	22,483	863	(227)	115,901

Depreciation and amortization	40,363	6,200	168	(8)	46,723

Financial expenses	16,552	5,994	—	—	22,546

Dividend income from related companies	—	(4,768)	—	4,768	—

Income (loss) before the undernoted	47,592	8,612	244	(4,759)	51,689

Income taxes	5,037	(3,337)	79	—	1,779

	42,555	11,949	165	(4,759)	49,910

Share in the results of a company subject to significant influence	3,188	36	—	(3,224)	—

Non-controlling interest	—	—	—	(26)	(26)

Net income (loss)	$45,743	$11,985	$165	$(8,009)	$49,884

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended June 30, 2006

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$45,743	$11,985	$165	$(8,009)	$49,884
Adjustments for:
Depreciation and amortization	43,068	8,262	168	(8)	51,490
Future income taxes	5,322	(3,222)	13	—	2,113
Other	(5,241)	28	2	3,250	(1,961)
Net change in non-cash operating working capital	45,699	(2,100)	39	58	43,696

	134,591	14,953	387	(4,709)	145,222

Cash flows from investing activities:
Acquisition of fixed assets	(72,948)	(9,591)	(69)	—	(82,608)
Net change in deferred charges	—	(1)	—	—	(1)
Proceeds from disposal of fixed assets	142	72	—	—	214
Proceeds from disposal of marketable securities	40,000	—	500	—	40,500
Acquisition of videostore	—	(227)	—	—	(227)
Dividends from subsidiary	19,000	(19,000)	—	—	—

	(13,806)	(28,747)	431	—	(42,122)

Cash flows from financing activities:
Increase in long-term debt	(66,000)	—	—	—	(66,000)
Reduction of paid-up capital	(25,000)	—	—	—	(25,000)
Dividends to a subsidiary	(4,768)	—	—	4,768	—
Advance (to) from an affiliated company	(14,053)	14,112	—	(59)	—

	(109,821)	14,112	—	4,709	(91,000)

Net increase in cash	10,964	318	818	—	12,100

Cash and cash equivalents, beginning of period	(15,150)	(415)	503	—	(15,062)

Cash and cash equivalents, end of period	$(4,186)	$(97)	$1,321	$—	$(2,962)

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the six-month period ended June 30, 2006

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Revenues	$498,974	$116,097	$2,669	$(540)	$617,200

Direct costs	115,373	39,521	—	(75)	154,819

Operating and administrative expenses	180,028	42,688	1,792	(466)	224,042

Depreciation and amortization	83,273	12,497	332	(16)	96,086

Financial expenses	33,231	12,030	—	—	45,261

Dividend income from related companies	—	(9,484)	—	9,484	—

Income (loss) before the undernoted	87,069	18,845	545	(9,467)	96,992

Income taxes	15,558	(1,339)	176	—	14,395

	71,511	20,184	369	(9,467)	82,597

Share in the results of a company subject to significant influence	6,667	81	—	(6,748)	—

Non-controlling interest	—	—	—	(58)	(58)

Net income (loss)	$78,178	$20,265	$369	$(16,273)	$82,539

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the six-month period ended June 30, 2006

	Videotron Ltd.	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$78,178	$20,265	$369	$(16,273)	$82,539
Adjustments for:
Depreciation and amortization	88,431	15,933	332	(16)	104,680
Future income taxes	15,558	(1,387)	27	—	14,198
Other	(29,577)	485	2	6,806	(22,284)
Net change in non-cash operating working capital	723	(17,488)	83	58	(16,624)

	153,313	17,808	813	(9,425)	162,509

Cash flows from investing activities:
Acquisition of fixed assets	(124,052)	(17,225)	(664)	—	(141,941)
Net change in deferred charges	—	(48)	—	—	(48)
Proceeds from disposal of fixed assets	267	78	—	—	345
Proceeds from disposal of marketable securities	40,000	—	496	—	40,496
Acquisition of videostore	—	(322)	—	—	(322)
Dividend from subsidiary	19,000	(19,000)	—	—	—

	(64,785)	(36,517)	(168)	—	(101,470)

Cash flows from financing activities:
Increase in long-term debt	179,000	—	—	—	179,000
Repayment of subordinated loan to a parent company	(150,000)	—	—	—	(150,000)
Payment of interest rate swaps	(950)	—	—	—	(950)
Reduction of paid-up capital	(118,749)	—	—	—	(118,749)
Dividends to a subsidiary	(9,484)	—	—	9,484	—
Advance (to) from an affiliated company	(18,075)	18,134	—	(59)	—

	(118,258)	18,134	—	9,425	(90,699)

Net (decrease) increase in cash	(29,730)	(575)	645	—	(29,660)

Cash and cash equivalents, beginning of period	25,544	478	676	—	26,698

Cash and cash equivalents, end of period	$(4,186)	$(97)	$1,321	$—	$(2,962)

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2005 and 2006
(in thousands of Canadian dollars)

9.	Contingencies:

On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Videotron Ltd. They contend that Videotron Ltd. did not respect its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensations totalling $26.0 million. Management of the Company claims that the suit is not justified and intends to defend vigorously its case in Court.

In the normal course of its business, the Company is party to various claims and lawsuits. Even though the outcome of these various pending cases as at June 30, 2006 cannot be determined with certainty, the Company believes that their outcome will not have a materially adverse impact on its operating results or financial position.

10.	Subsequent event:

On July 1, 2006, the Company merged with its parent, 9101-0827 Québec Inc., to form a new company, which will retain the name, Videotron Ltd.

This transaction will be accounted for using the continuity of interest method, future consolidated financial statements will be presented as if the two companies had always been combined.

Comparative figures will be restated from statements previously presented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

(signed) Yvan Gingras

By:	Yvan Gingras
Executive Vice-President, Finance
and Operations

Date:	August 25, 2006